28 September 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 21 September 2026 to 25 September 2026 it purchased through JP Morgan Securities plc a total of 751,643 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
21/09/2026	150,000	2501	2474	2486.9031
22/09/2026	151,266	2511	2453	2484.5578
23/09/2026	151,295	2505	2447	2476.9662
24/09/2026	149,757	2554	2488	2514.3791
25/09/2026	149,325	2535	2504	2517.3093

Following the settlement of the above transactions, RELX PLC holds 85,329,583 ordinary shares in treasury, and has 1,743,754,727 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 81,221,711 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/5848W_1-2026-9-28.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66